U.S. SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C., 20549

                            FORM 12b-25


NOTIFICATION OF LATE FILING

                    SEC FILE NO:  33-91240

                    CUSIP NUMBER: 23321V 20 4

(Check One)

     [ X ]     Form 10-K and Form 10-KSB
     [   ] Form 20-F
     [   ]     Form 11-K
     [   ]     Form 10-Q and Form 10-QSB
     [   ]     Form N-SAR

For the Period Ended: December 31, 1997

     [   ]     Transition Report on Form 10-K and Form 10-KSB
     [   ] Transition Report on Form 20-F
     [   ]     Transition Report on Form 11-K
     [   ]     Transition Report on Form 10-Q and Form 10-QSB
     [   ]     Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

______________________________________________________________________________
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________________

______________________________________________________________________________
Part I - Registrant Information
______________________________________________________________________________

Full Name of Registrant: D.H. Marketing & Consulting, Inc.
Former Name if Applicable:
Address of Principal Executive Office: 300 Keystone Street
Hawley, Pennsylvania 18428
______________________________________________________________________________

Part II - Rules 12b-25(b) and (c)
______________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[  ]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative
______________________________________________________________________________

State below in reasonable detail the reason why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The auditors are expecting to provide a report to the registrant on March 30, 1998. However that does not give the company ample time to compile its Form 10-KSB.

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Part IV - Other Information
______________________________________________________________________________

(1) Name and telephone number of person to contact in regard to this notification:

David D. Hagen, (717) 226-8515

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[x] yes    [ ] no

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[x] yes    [ ] no

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant is unable to explain an anticipated change in results of operations without first being provided with a copy of its accountant's report for the period ended 12/31/97.

______________________________________________________________________________

D.H. Marketing & Consulting, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 3/28/98

By: /s/ DAVID D. HAGEN
     David D. Hagen
        President

                   CROUCH, BIERWOLF & CHISHOLM
                   Certified Public Accountants
                   50 West Broadway, Suite 1130
                    Salt Lake City, Utah 84101
                      Office (801) 363-1175
                        Fax (801) 363-0615


March 27, 1998

DH Marketing & Consulting, Inc.
HC 77 Box 394 B
Routes 6 & 209
Milford, PA 18337-9444

This is a letter to inform you that our firm has not yet received the attorneys response to our audit request from the following attorneys:

     Russell & Dumoulin
     Evans & Petree

We have not yet issued the report on your financial statements for the year ended December 31, 1997 for this reason.

Sincerely,

/s/ CROUCH, BIERWOLF & CHISHOLM
Crouch, Bierwolf & Chisholm